JG

S 16002210 N

Washington, D.C. 20549

SEC Mail Processing Section

APR 18 2016

Washington DC 412

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~32672~~ 29446

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Rd., Suite 203
(No. and Street)

Dallas	Texas	75238-3212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Amsberry (214) 360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ac

FIRST CANTERBURY SECURITIES, INC.
BALANCE SHEET
As of December 31, 2015

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 11,362
Accounts Receivable	6,040
Marketable Securities	116,371
Total Current Assets	133,773
PROPERTY AND EQUIPMENT	
Property and Equipment	75,291
Less: Accumulated Depreciation	(50,938)
Total Property and Equipment	24,353
TOTAL ASSETS	$ 158,126

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 3,420
Note payable-current portion	841
Total Current Liabilities	4,261
LONG TERM LIABILITIES	
Stockholders Advances	10,320
Total Long Term Liabilities	10,320
TOTAL LIABILITIES	14,581
STOCKHOLDERS' EQUITY	
Common stock, no par value	1,000
Additional paid in capital	148,933
Retained Earnings	(6,388)
Total Stockholders' Equity	143,545
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 158,126

See notes to financial statements.

OATH OR AFFIRMATION

I, Raymond Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Canterbury Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

TAMMY L. RYDER
My Commission Expires
August 27, 2018

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

FIRST CANTERBURY SECURITIES, INC.
Statement of Income
Year ended December 31, 2015

		12 Months Ended December 31, 2015
Revenue		
Commissions earned	$	91,992
12B-1 Fees		32,260
Interest and dividend income		7,709
Gain (loss) on sale of securities		(9,615)
Other Income		4,795
TOTAL REVENUES		127,141
Operating Expenses		
Employee compensation and benefits		57,833
Occupancy		24,764
Floor brokerage and exchange fees		14,426
Legal and professional fees		14,300
Travel, meals and entertainment		13,154
Auto and truck expenses		9,453
Advertising and promotional expenses		8,632
Communications		5,876
Continuing education		3,285
Regulatory and license fees		2,413
Depreciaton expense		1,427
Interest expense		333
Other expenses		13,834
TOTAL OPERATING EXPENSES		169,730
Operating Income (Loss)	$	(42,589)
Net Income (Loss)	$	(42,589)

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	1,000	$ 1,000	1,000	$ 147,933	$ 36,201	$ 185,134
Net Income (loss)					(42,589)	(42,589)
Capital Transactions				1,000		1,000
Balance at December 31, 2015	1,000	$ 1,000	1,000	$ 148,933	$ (6,388)	$ 143.545

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the 12 months ended December 31, 2015

Cash Flows From Operating Activities	
Net Income (Loss)	**$ (42,589)**
Adjustments to reconcile net loss to net cash used in operating activites:	
Change in operating assets and liabilities:	
Depreciation and amortization	1,427
Decrease in accounts receivable	8,407
Decrease in accounts payable and accrued expenses	(3,221)
Net Cash Provided By (Used in) Operating Activities	**(35,976)**
Cash Flows From Investing Activities:	
Decrease in marketable securities	37,577
Net Cash Provided By (Used in) Financing Activities	**37,577**
Cash Flows From Financing Activities:	
Decrease in notes payable	(3,704)
Increase in stockholders advances	6,994
Increase in additional paid-in capital	1,000
Net Cash Provided By (Used in) Financing Activities	**4,290**
Net Increase (Decrease) in Cash and Cash Equivalents	5,891
Cash and Cash Equivalents at Beginning of Period	5,471
Cash and Cash Equivalents at End of Period	**$ 11,362**

See notes to financial statements.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company), was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2015, the Company paid $2,782 under this arrangement.

As of December 31, 2015, the Company owed its sole stockholder $10,320 on a non-interest bearing unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	37,027
Furniture and equipment	3 - 7 years		29,625
Leasehold improvements	7 years		8,639
Less-accumulated depreciation			(50,938)
Total		$	24,353

Depreciation expense was $1,427 for the year December 31, 2015 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ADVERTISING

The advertising expense for the year was $8,632, the entire amount was expensed as incurred.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* - Quoted active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.
>
> *Level 2* - Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.
>
> *Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active Markets for Identical Assets (Level 1)
December 31, 2015		
Marketable Securities	$ 116,371	$ 116,371
Total	$ 116,371	$ 116,371

NOTE H – FAIR VALUE MEASUREMENTS – continued

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income $7,326.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2015		
Marketable Securities	$ 116,371	$ 116,371
Total	$ 116,371	$ 116,371

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(3)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to us the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6 2/3% percent of total aggregate indebtedness as defined, whichever is greater and does not have therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE K – EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute a portion of their annual Compensations to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no contributions made during the year ended December 31, 2015.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE L – SUBSEQUENT LEVEL

The Company has evaluated events subsequent to the balance sheet date for items requiring recording March 29, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

\

Schedule I
FIRST CANTERBURY SECURITIES, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 143,545
Deductions / charges	
Non-allowable assets:	
Property & Equipment, net of accm depreciaiton	24,353
Total deductions / charges	24,353
Net Capital before haircuts on securities positions	119,192
Haircuts on securities:	
Activley traded securities	17,456
Net Capital	$ 101,736
Computation of basic net capital requirement	
Minimum net capital required as a percentage of aggregate indebtedness	972
Minimum net capital dollar required	50,000
Net capital requirement	$ 50,000
Net capital in excess of minimum requirement	$ 51,736
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 14,581
Payable to clearing broker-dealer	-
Total aggregate indebtedness	$ 14,581
Ratio of aggregate indebtedness to net capital	.14 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by First Canterbury Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying independent auditor's report.

Schedule I, continued

First Canterbury Securities, Inc.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

FIRST CANTERBURY SECURITIES, INC.
MEMBER: NASD SIPC
12889 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-3212

(214) 349-NYSE
(214) 349-6973

March 29, 2016

Exemption Report

First Canterbury Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company state the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c-3-3(k)(2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c-3(k)(2)(ii) throughout the year ending December 31, 2015 without exemption.

I, Raymond Jennison, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: [signature]
CEO

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4515

Independent Auditor's Report

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas, TX 75238-3212

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of First Canterbury Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of First Canterbury Securities, Inc. financial statements. Supplemental Information is the responsibility of First Canterbury Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 30, 2016

First Canterbury Securities, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2015

First Canterbury Securities, Inc.
December 31, 2015

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath or Affirmation...ii

Report of Independent Registered Accounting Firm..1

Financial Statements

Statement of Balance Sheet 2

Statement of Income 3

Statement of Retained Earnings 4

Statement of Cash Flows 5

Notes to the Financial Statements..6-11

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission..................13

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission...14

Report of Independent Registered Public Accounting Firm on Management Exemption Report..........15